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Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
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January 26, 2016	TSX: TMM, NYSE.MKT: TGD
NEWS RELEASE

Timmins Gold announces Re-Financing of Credit Facility with Sprott Resource Lending
Partnership and Goldcorp Inc.

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) (the “Company”) is pleased to report that it has finalized an agreement with Sprott Resource Lending Partnership and Goldcorp Inc. (the “Lenders”) to re-finance its existing US$10.2 million secured credit facility.

The new credit facility is effective as of January 26, 2016 and has a maturity date of June 30, 2016. Interest is payable monthly at the rate of 12% per annum, and the principal amount outstanding is payable on the maturity date. In consideration of the re-financing, the Company will pay a bonus to the Lenders under the credit facility, in the amount of US$408,901.47 on the earlier of the repayment of the loan and June 30, 2016. The bonus is payable at the option of each Lender, in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10%.

“This credit facility provides the Company with the time and flexibility required to continue pursuing all available options to build a solid financial foundation,” stated Mark Backens, Interim CEO. “We are committed to unlocking and realizing the true value of our asset base to benefit all shareholders.”

About Timmins Gold

Timmins Gold is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.